SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                   AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             PRIMESOURCE CORPORATION
               -------------------------------------------------
               (Exact name of registrant as specified in charter)

               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1997

                         Commission File Number 00-21750
                         -------------------------------
             Pursuant to the requirements of the Securities Exchange
             Act of 1934, the trustees have duly caused this annual
                    report to be signed on its behalf of the
                     undersigned, hereunto duly authorized.

                   MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
                   -------------------------------------------
                                 (Name of Plan)

                             PRIMESOURCE CORPORATION
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

                        4350 Haddonfield Road, Suite 222
                                Pennsauken, N.J.
                ----------------------------------------------
                     (Address of principal executive office)

                              MOMENTUM MONEY-MAKER
                             401(k) RETIREMENT PLAN

                               REPORT ON AUDITS OF
                              FINANCIAL STATEMENTS
                     for the two months ended and year ended
                              February 28, 1997 and
                         December 31, 1996, respectively

                              MOMENTUM MONEY-MAKER
                             401(k) RETIREMENT PLAN

                                TABLE OF CONTENTS


                                                                      Pages
                                                                      -----

         Report of Independent Accountants ............................  1

         Financial Statements:
             Statements of Net Assets Available for Benefits
                  with Fund Information, as of February 28, 1997
                  and December 31, 1996 ...............................  2

             Statements of Changes in Net Assets Available
                  for Benefits with Fund Information for the two
                  months ended February 28, 1997 ......................  3

             Statements of Changes in Net Assets Available
                  for Benefits with Fund Information for the
                  year ended December 31, 1996 ........................  4

             Notes to Financial Statements ............................  5-9


         Supplemental Schedule:
             Schedule of Reportable Transactions for the two
                  months ended February 28, 1997, Item 27(d)* .........  10-11


          *Refers to item number in Form 5500 (Annual
           Return/Report of Employee Benefit Plan) for the period ended February 27, 1997, which materials are incorporated herein by reference.

                        Report of Independent Accountants


The Audit and Pension Committee
    of PrimeSource Corporation:

We have audited the accompanying statements of net assets available for benefits of the Momentum Money-Maker 401(k) Retirement Plan (the "Plan") as of February 28, 1997 and December 31, 1996, and the related statements of changes in net assets available for benefits for the two-months ended February 28, 1997 and year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Momentum Money-Maker 401(k) Retirement Plan as of February 28, 1997 and December 31, 1996 and the changes in net assets available for benefits for the two-months ended February 28, 1997 and year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule,
Item 27(d) - Schedule of Reportable Transactions, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
June 9, 1998

                              MOMENTUM MONEY-MAKER
                             401(k) RETIREMENT PLAN

      Statement of Net Assets Available for Benefits with Fund Information as of February 28, 1997 and December 31, 1996

                                                                                           Participant Directed
                                                            ------------------------------------------------------------------------
                                            Total Plan                                                                    Total Plan
                                                 as of  PrimeSource        Asset       Income                                  as of
                                           February 28,      Common   Allocation Accumulation     S&P 500         Loan  December 31,
                                                  1997   Stock Fund         Fund         Fund  Stock Fund         Fund          1996
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------


 Investments at fair value (Note 1)
           Common stocks ................               $   822,735                                                      $   822,735
           Collective investment funds...                            $ 3,937,749  $ 2,417,759  $ 2,927,195                 9,282,703
           Participant loans ............                                                                   $   177,015      177,015

 Cash and cash equivalents ..............                    60,674                                                           60,674
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------

                                                  --        883,409    3,937,749    2,417,759    2,927,195      177,015   10,343,127

Contributions receivable:
           Employer .....................                                  1,926        1,024        1,564                     4,514
           Participants .................                                  3,381        1,542        2,441                     7,364
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------

                                                  --           --          5,307        2,566        4,005         --         11,878
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------

                 Net assets available
                      for benefits ......         --    $   883,409  $ 3,943,056  $ 2,420,325  $ 2,931,200  $   177,015  $10,355,005
                                           ===========  ===========  ===========  ===========  ===========  ===========  ===========

See notes to financial statements.

                              MOMENTUM MONEY-MAKER
                             401(k) RETIREMENT PLAN

 Statement of Changes in Net Assets Available for Benefits with Fund Information for the two months ended February 28, 1997

                                                                        Participant Directed
                                                   ------------------------------------------------------------
                                                   PrimeSource       Asset       Income
                                                        Common  Allocation Accumulation     S&P 500       Loan         Total
                                                    Stock Fund        Fund         Fund  Stock Fund       Fund          Plan
                                                  ------------- ---------- ------------ ----------- -----------   -----------
Additions to net assets attributed to:
           Investment income .....................    $  5,379               $   23,454                $ 1,359      $  30,192
           Net appreciation in fair
                value of investments .............      49,233    $ 94,443               $ 204,356                    348,032

Contributions to the Plan:
           Employer ..............................                  30,840                                             30,840
           Participants...........................                                                                       --
                                                     ---------   ---------   ----------   ---------   ---------   -----------

                                                        54,612     125,283       23,454     204,356       1,359       409,064
                                                     ---------   ---------   ----------   ---------   ---------   -----------

Deductions from net assets attributed to:
           Distributions to participants .........      -8,225    -126,971       -3,743     -32,457                  -171,396
           Net transfers among funds at
                the request of participants ......        -300       2,432       -4,532         420       1,980          --
           Transfer to PrimeSource 401(k)
                Savings Plan (Note 1) ............    -929,496  -3,943,800   -2,435,504  -3,103,519    -180,354   -10,592,673
                                                     ---------   ---------   ----------   ---------   ---------   -----------

Decrease in net assets ...........................    -883,409  -3,943,056   -2,420,325  -2,931,200    -177,015   -10,355,005

Net assets available for benefits:
             Beginning of year ...................     883,409   3,943,056    2,420,325   2,931,200     177,015    10,355,005
                                                     ---------   ---------   ----------   ---------   ---------   -----------

             End of period .......................        --          --           --          --          --            --
                                                     =========   =========   ==========   =========   =========   ===========

See notes to financial statements.

                              MOMENTUM MONEY-MAKER
                             401(k) RETIREMENT PLAN

 Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 31, 1996

                                                                        Participant Directed
                                                  ----------------------------------------------------------------
                                                   PrimeSource       Asset        Income
                                                        Common  Allocation  Accumulation      S&P 500         Loan         Total
                                                    Stock Fund        Fund          Fund   Stock Fund         Fund          Plan
                                                  ------------- ------------ ------------  -----------  -----------  ------------
Additions to net assets attributed to:
           Investment income .....................   $   22,883                 $ 127,601                 $  17,373    $  167,857
           Net appreciation in fair
                value of investments .............      202,243    $ 439,000                 $ 553,343                  1,194,586

Contributions to the Plan:
           Employer ..............................                    15,313        6,872       14,409                     36,594
           Participants ..........................                   201,041      103,752      189,746                    494,539
           Participant rollovers .................                    23,974       15,573       32,936                     72,483
                                                     ----------   ----------   ----------   ----------   ----------   -----------

                                                        225,126      679,328      253,798      790,434       17,373     1,966,059
                                                     ----------   ----------   ----------   ----------   ----------   -----------

Deductions from net assets attributed to:
           Distributions to participants .........      -51,342     -425,241     -376,387     -257,461       -8,707    -1,119,138
           Net transfers among funds at
                the request of participants ......      -32,405     -301,872      338,745       17,787      -22,255          --
                                                     ----------   ----------   ----------   ----------   ----------   -----------

Increase (decrease) in net assets ................      141,379      -47,785      216,156      550,760      -13,589       846,921

Net assets available for benefits:
            Beginning of year ....................      742,030    3,990,841    2,204,169    2,380,440      190,604     9,508,084
                                                     ----------   ----------   ----------   ----------   ----------   -----------

            End of year ..........................    $ 883,409   $3,943,056   $2,420,325   $2,931,200    $ 177,015   $10,355,005
                                                     ==========   ==========   ==========   ==========   ==========   ===========

See notes to financial statements.

                              MOMENTUM MONEY-MAKER
                             401(k) RETIREMENT PLAN

                          Notes to Financial Statements

 1.  General Description of the Plan:

     Effective January 1, 1997, the Momentum Money-Maker 401(k) Retirement Plan (the "Plan") was merged into the PrimeSource 401(k) Retirement Plan (the "PrimeSource Plan"). Accordingly, the net assets of $10,592,673 from the Plan were transferred to the PrimeSource Plan on February 28, 1997. The sponsor was PrimeSource Corporation (the "Company"). The Plan was subject to the provisions of the Employment Retirement Income Security Act of 1974 ("ERISA").

     The Plan was for all eligible salaried personnel of the Momentum and TK Gray divisions of the Company. An eligible employee was an employee who had completed one year of service and who worked a minimum of 20 hours per week. The Plan was an employee contributory plan with a Company matching provision. For a more complete description of the Plan's provisions, Plan participants should refer to the Plan document or summary plan document.

     Effective January 1, 1997, no participant contributions were allowed into the Plan and participants in the Plan became participants in the PrimeSource Plan. Prior to January 1, 1997, participants were able to contribute up to 12% of their pretax annual compensation to the Plan.
     Employees were also able to contribute amounts representing distributions from other qualified defined benefit or contribution plans. Company matching contributions, if any, were determined by the Board of Directors based on the historical performance of the Company. Company matching contributions were 10% of the first 6% of yearly compensation that the participants contributed to the Plan for the 1996 plan year.

     Individual accounts were maintained for participants that reflect their respective contributions and related employer contributions and any earnings or losses on the Plan's investments. These individual accounts were carried over to the PrimeSource Plan which also maintains accounts on an individual basis.

     Employee contributions were invested at the discretion of the participants in any or all of the following three funds:

               Asset Allocation Fund: Units in collective investment funds invested primarily in a mix of common stocks, long-term U.S. Treasury bonds, and money market securities.

               Income Accumulation Fund: Units in collective investment funds invested primarily in insurance companies (GICs) and banks
               (BICs), synthetic GICs, adjustable rate mortgage-backed securities (ARMS), publicly traded U.S. government notes and bonds, and money market securities.

               S&P 500 Stock Fund: Units in collective investment funds invested primarily in the same stocks in the same proportions as the Standard & Poors (S&P) 500 Index.

     Effective September 1, 1994, the Plan was amended to disallow any future participant or Company contributions to the PrimeSource Common Stock Fund. This fund invested primarily in Company common stock whose stock price is quoted in NASDAQ.

     Participants were allowed to change their investment options applicable to employee contributed funds and earnings on such funds at their discretion. The Company's matching contributions were allocated ratably to the funds based on the employees' investment options in force at the time the matching contribution was made.

     All fund investments were managed by Barclays Bank PLC (the "Plan administrator and recordkeepter") at the direction of the Administrative Committee of the Plan.

     Participant Loans:

     Loans to participants are valued at the unpaid principal amount of the loan, which approximates fair value.

     The Plan included a provision that enabled participants who were employees to borrow from their account as limited by Section 72(P)(2) of the Internal Revenue Code and certain other conditions as described in the Plan document. Loans to participants from the Plan were collateralized by the borrowing participant's account in the Plan. Loans had to be greater than $1,000 and were not allowed to exceed $50,000. Repayment terms generally could not exceed 5 years. In no event can the loan amount exceed 50% of the participant's vested balance. Outstanding loans at the time of the merger were transferred to the PrimeSource Plan. Participant loans mature from one to ten years and bear interest at 7% to 10% at February 28, 1997 and December 31, 1996.

     Vesting:

     Employee contributions vest immediately, while the Company's matching contributions vest at the rate of 20% per year of service. Participants are fully vested in Company contributions at the completion of five years of service. Vesting periods carried over to the PrimeSource Plan.

     Participants were entitled to their vested benefits upon termination from the Plan. If the account balance was in excess of $3,500, the participant could elect to receive periodic installment payments over a period of up to ten years. Nonvested Company matching contributions were forfeited upon termination and offset against future Company contributions. If participants reentered the Plan within a five-year period, the nonvested amount was added back to their respective accounts upon repayment of amounts previously distributed to the participants.

2.   Significant Accounting Policies:

     General:

     The accounting records of the Plan are maintained on an accrual basis.

     Valuation of Investments:

     Investments are stated at fair value.

     Securities traded in the over-the-counter market are valued at the average reported sales or bid prices on the last business day of the Plan year.

     Investments in collective trust funds are valued based on information provided by the Plan's administrator and recordkeeper. The financial statements of the collective trust funds are audited annually by independent accountants. Values for such funds are determined based upon the values of their respective underlying investments as follows:

                  Publicly-traded securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported sale or bid price as available.

                  Investment contracts are valued at contract value. Investment contracts held by the collective trust fund are written to be fully benefit responsive.

     Purchases and sales of securities are reflected on a trade date basis. The basis of all securities sold is determined by average cost.


     Dividend and interest income from investments is recorded as earned on an accrual basis and allocated to participants based upon the participant's proportionate share of assets in each investment fund.


     Cash and Cash Equivalents:

     Cash and cash equivalents include interest bearing cash and money-market investments are valued at amortized cost, which approximates fair value.

     Risks and Uncertainties:

     The Plan provides for various investment options as described in Note 1. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     Net Appreciation (Depreciation):

     The Plan presents in the statement of changes in net assets, with fund information, the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Administrative Expenses:

     Administrative expenses and fees were paid by the Company.

     Payment of Benefits:

     Benefits are recorded when paid.

     Uses of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

 3.  Investments:

     Investments held for trading purposes consisted of the following at December 31, 1996:

                                                   Units      Fair Value
                                            ---------------  ------------
      Investments at fair value:
         PrimeSource Common Stock ...........       105,733   $   822,735
         Asset Allocation Fund ..............       183,066     3,937,749
         Income Accumulation Fund ...........       183,992     2,417,759
         S&P 500 Stock Fund .................       105,789     2,927,195
      Participant loans .....................                     177,015
      Cash and cash equivalents .............        60,674        60,674
                                                              -----------

                                                              $10,343,127
                                                              ===========

     The following summarized the net appreciation in fair value for each class of investment for the two months ended February 28, 1997 and the year ended December 31, 1996:

                                                   February 28, December 31,
     Description                                          1997         1996
     -------------------                            -----------  -----------

     Common stock ................................   $   49,233   $  202,243
     Collective investment funds .................      298,799      992,343
                                                     ----------   ----------

                                                     $  348,032   $1,194,586
                                                     ==========   ==========


 4.  Related Parties:

     Barclays Bank PLC is the Plan administrator and recordkeeper and as such is a party-in-interest.

     The Trustee of the Plan is comprised entirely of the Company's management.

 5.  Income Tax Status:

     The United States Treasury has determined that the Plan, including all amendments, constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is, therefore, exempt from Federal income taxes under provisions of Section 501(a).

     The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                              MOMENTUM MONEY-MAKER
                             401(k) RETIREMENT PLAN

                Line 27(d) - Schedule of Reportable Transactions
                   for the two months ended February 28, 1997

                Identify                                                                                                    Cost of
                of Party                                                           Purchase      Selling       Asset            Net
                Involved                            Description of Assets             Price        Price        Sold     Gain (Loss)
------------------------------------  ------------------------------------------ ----------  ----------- -----------   -------------

     *Single Transactions in Excess of 5% of Plan Assets
     ------------------------------------------------------

     Barclays Global Investors**      Asset Allocated Fund, 117,708.50 units                  $3,913,141   $2,640,518    $1,272,623

     Barclays Global Investors**      Income Accumulation Fund, 183,565.62 units               2,435,604    2,435,604            -

     Barclays Global Investors**      S&P 500 Stock Fund, 104,817.93 units                     3,103,659    1,820,410     1,283,249

     PrimeSource Corporation          Common Stock, 104,580 shares                               862,777      943,665       -80,888

     *Single Transactions included above are also reported as Series of Transactions.

     ** Party-in-interest

                              MOMENTUM MONEY-MAKER
                             401(k) RETIREMENT PLAN

           Line 27(d) - Schedule of Reportable Transactions, Continued
                   for the two months ended February 28, 1997
                                                                 Total       Total   Total Dollar  Total Dollar
 Identity of                                                 Number of   Number of       Value of      Value of             Net
 Party Involved                Description of Assets         Purchases       Sales      Purchases         Sales      Gain/(Loss)
-----------------------------  ---------------------------   ---------  ----------  -------------  ------------    -------------

*Series of Transactions in Excess of 5% of Plan Assets
-------------------------------------------------------

Barclays Global Investors**     Asset Allocated Fund                5            5      $   9,935    $ 2,726,991     $ 1,315,136

Barclays Global Investors**     Income Accumulation Fund            3            5          6,857      2,448,071             -

Barclays Global Investors**     S&P 500 Stock Fund                  6            3         13,489      3,145,041       1,299,644

PrimeSource Corporation         Common stock 104,580 shares         -            5                       874,748         -82,236

*Transactions included as Single transactions are also reported as Series of Transactions.

** Party-in-interest